10026521



| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: February 28, 2010 |
| Estimated average burden hours per response....12.00 |

| SEC FILE NUMBER |
|---|
| 8-65981 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **UOB Kay Hian (U.S.) Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

592 Fifth Avenue 6th Floor
(No. and Street)

| New York | New York | 10036 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Athena Kwai — 212-840-1602
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

| 100 Eagle Rock Avenue Suite 200 | East Hanover | New Jersey | 07936 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Athena Kwai, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UOB Kay Hian (U.S.) Inc.,as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

Signature

President

Title

ROBERT ILARIA
Notary Public, State of New York
No 01IL6134434
Qualified in Kings County
Term Expires Oct. 3, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**UOB KAY HIAN (U.S.) INC.**

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors
UOB Kay Hian (U.S.) Inc.

We have audited the accompanying statement of financial condition of UOB Kay Hian (U.S.) Inc. as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UOB Kay Hian (U.S.) Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Friedman LLP

February 15, 2010



100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

## UOB KAY HIAN (U.S.) INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2009

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 1,022,799 |
| Receivable from affiliate | 303,394 |
| Due from clearing broker | 33,758 |
| Deposit with clearing broker | 49,960 |
| Property and equipment - at cost, less accumulated depreciation and amortization | 11,710 |
| Income taxes receivable | 223,400 |
| Other assets | 25,711 |
| | $ 1,670,732 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| **Liabilities** | |
| Accounts payable and accrued expenses | $ 198,802 |
| Payable to affiliates | 88,174 |
| | 286,976 |
| Commitments | |
| **Stockholder's equity** | |
| Common stock, $1.00 par value; 250,000 shares authorized, 2 shares issued and outstanding | 2 |
| Additional paid-in capital | 549,998 |
| Retained earnings | 833,756 |
| | 1,383,756 |
| | $ 1,670,732 |

See notes to financial statements.

**UOB KAY HIAN (U.S.) INC.**

**STATEMENT OF OPERATIONS**

**YEAR ENDED DECEMBER 31, 2009**

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 3,935,003 |
| Other income | 281,795 |
| Interest income | 9,582 |
| | 4,226,380 |
| **Expenses** | |
| Employee compensation and benefits | 1,801,488 |
| Clearance fees | 1,730,768 |
| Professional fees | 70,681 |
| Occupancy | 76,704 |
| Communications | 270,354 |
| Regulatory fees | 21,097 |
| Research fees | 728,124 |
| Office | 21,394 |
| Travel and entertainment | 30,007 |
| Depreciation and amortization | 8,235 |
| | 4,758,852 |
| Loss before income tax benefit | (532,472) |
| Income tax benefit | 179,660 |
| **Net loss** | $ (352,812) |

See notes to financial statements.

**UOB KAY HIAN (U.S.) INC.**

**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**

**YEAR ENDED DECEMBER 31, 2009**

| | Common Stock | | Additional Paid-In | Retained | Total Stockholder's |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Equity |
| Balance at January 1, 2009 | 2 | $ 2 | $ 549,998 | $ 1,186,568 | $ 1,736,568 |
| Net loss | - | - | - | (352,812) | (352,812) |
| Balance at December 31, 2009 | 2 | $ 2 | $ 549,998 | $ 833,756 | $ 1,383,756 |

See notes to financial statements.

## UOB KAY HIAN (U.S.) INC.

## STATEMENT OF CASH FLOWS

## YEAR ENDED DECEMBER 31, 2009

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net loss | $ (352,812) |
| Adjustments to reconcile net loss to net cash used in operating activities | |
| Depreciation and amortization | 8,235 |
| Deferred tax asset | 1,614 |
| Changes in assets and liabilities | |
| Receivable from affiliate | (303,394) |
| Receivable from broker | (85) |
| Deposit with clearing broker | 40 |
| Income taxes receivable | 200,709 |
| Other assets | 39,121 |
| Accounts payable and accrued expenses | 86,802 |
| Payable to clearing broker | (9,379) |
| Payable to affiliates | 25,524 |
| Net cash used in operating activities | (303,625) |
| **Cash flows from investing activities** | |
| Purchase of fixed assets | (9,481) |
| **Net decrease in cash and cash equivalents** | (313,106) |
| **Cash and cash equivalents, beginning of year** | 1,335,905 |
| **Cash and cash equivalents, end of year** | $ 1,022,799 |
| **Supplemental cash flow disclosures** | |
| Taxes paid | $ - |
| Interest paid | $ - |

See notes to financial statements.

## UOB KAY HIAN (U.S.) INC.

## NOTES TO FINANCIAL STATEMENTS

### 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Description of Business**
UOB Kay Hian (U.S.) Inc. (the "Company") is a broker-dealer organized as a Corporation under the laws of the State of New York. The Company became registered on November 4, 2003 with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company acts exclusively on behalf of institutional customers in the buying and selling of Asian Securities through a related company, UOB Kay Hian Private Limited ("Limited") located in Singapore. The parent of both companies is UOB-Kay Hian Holdings Limited (the "Parent") located in Singapore. The Company has a branch office in Toronto.

**Use of Estimates**
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

**Cash and Equivalents**
Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less and all money market accounts.

**Concentrations of Credit Risk for Cash**
The Company's cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

**Depreciation and Amortization**
Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets of three years. Leasehold improvements are amortized on a straight-line basis over the life of the related lease, which approximates three years.

**Revenue Recognition**
Securities transactions and the related revenues and expenses are recorded on a trade date basis.

**Income Taxes**
Deferred income taxes are recognized for temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes. Temporary differences result primarily from the Company's net operating loss carryforwards. Deferred income taxes represent the future tax consequences of those differences that will either be taxable or deductible when the assets and liabilities are recovered or settled.

UOB KAY HIAN (U.S.) INC.

NOTES TO FINANCIAL STATEMENTS

## 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Subsequent Events**
These financial statements were approved by management and available for issuance on February 15, 2010. Management has evaluated subsequent events through this date.

## 2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

| | |
|---|---|
| Furniture and fixtures | $ 21,197 |
| Computer equipment | 35,245 |
| Office equipment | 24,049 |
| Leasehold improvements | 3,050 |
| | 83,541 |
| Less - Accumulated depreciation and amortization | 71,831 |
| | $ 11,710 |

## 3 - INCOME TAXES

The net income tax benefit for the year ended December 31, 2009 consists of the following:

| | Federal | State/Local | Total |
|---|---|---|---|
| Current tax benefit | $ 7,248 | $ 174,026 | $ 181,274 |
| Deferred tax expense | - | (1,614) | (1,614) |
| | $ 7,248 | $ 172,412 | $ 179,660 |

The Company has state and local net operating loss carryforwards of approximately $522,000 as of December 31, 2009 that may be applied against future taxable income and that expire in 2029. The Company has elected to carry back all of its 2009 Federal net operating loss and $10,000 of its 2009 state and local net operating loss, which is the maximum amount permitted by state and local tax regulations. The income tax benefits for the year ended December 31, 2009 differ from the benefits that would result from applying statutory rates because of differences between the recorded tax expense and actual taxes due for the prior year. A valuation allowance has been established equaling 100% of the deferred tax asset of $47,000 at December 31, 2009.

Federal, state and local income tax returns for years prior to 2006 are no longer subject to examination by tax authorities.

## 4 - RELATED PARTY TRANSACTIONS

Limited provides clearing services for the Company in accordance with a clearing agreement. During the year ended December 31, 2009, the Company paid $1,697,857 in clearing charges to this company.

UOB Kay Hian Research Pte Ltd, an affiliate of the Parent, provides research services for the Company in accordance with a research fee agreement. During the year ended December 31, 2009, the Company paid $728,124 in research fees to this company.

Receivable from affiliate totaling $303,394 consists primarily of commissions earned for the month of December 2009.

Accounts payable to these affiliates totaled $88,174 as of December 31, 2009.

## 5 - LEASE COMMITMENTS

The Company's main office in New York City leases office space at annual rental of $52,332 from an affiliated company, UOB Realty (USA) Limited Partnership, which is 100% owned by a common shareholder of the Parent. The lease expires May 31, 2012 and is non-cancelable. The Company's Toronto branch leases office space with a tenancy agreement at annual rental of $24,450 through September 30, 2010.

Total minimum future annual rentals, exclusive of real estate taxes and related costs, are approximately as follows:

| Year Ending December 31, | Amount |
|---|---|
| 2010 | $ 52,332 |
| 2011 | 52,332 |
| 2012 | 21,805 |
| | $126,469 |

## 6 - MAJOR CUSTOMER

Commission income from one customer was approximately 10% of total commission income for the year ended December 31, 2009.

## 7 – RETIREMENT PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees. The plan includes employee contributions and matching contributions by the Company subject to certain limitations. The aggregate contributions to the plan for the year ended December 31, 2009 were approximately $2,000.

## 8 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2009, the Company had net capital of $769,581, which exceeded requirements by $669,581. The ratio of aggregate indebtedness to net capital was 0.37 to 1.

## 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company utilizes the services of clearing brokers for the settlement of customer transactions. All customers' money balances and security positions (long and short) are carried on the books of the clearing brokers. These activities may expose the Company to off-balance sheet credit risk in the event that the clearing broker or the customer is unable to fulfill their obligations.

**SUPPLEMENTARY INFORMATION**

**Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934**

**As of December 31, 2009**

## SCHEDULE I

## UOB KAY HIAN (U.S.) INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## DECEMBER 31, 2009

| | |
|---|---|
| **Computation of net capital** | |
| Total stockholder's equity | $ 1,383,756 |
| Deductions and /or charges | |
| Non-allowable assets | |
| Receivable from affiliate | 303,394 |
| Deposit with clearing broker | 49,960 |
| Fixed assets, net | 11,710 |
| Income taxes receivable | 223,400 |
| Other assets | 25,711 |
| **Net capital** | $ 769,581 |
| | |
| **Computation of aggregatė indebtedness** | |
| Accounts payable and accrued expenses | $ 198,802 |
| Payable to affiliates | 88,174 |
| **Aggregate indebtedness** | $ 286,976 |
| | |
| **Computation of basic net capital requirement** | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | $ 19,132 |
| Minimum dollar requirement | 100,000 |
| **Net capital requirement (greater of minimum net capital or dollar requirement)** | $ 100,000 |
| | |
| **Excess net capital** | $ 669,581 |
| | |
| **Excess net capital @ 1000%** | $ 740,883 |
| | |
| **Ratio: aggregate indebtedness to net capital** | 0.37 to 1 |
| | |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2009) | |
| Net capital, as reported in Company's Part II (unaudited) Focus Report | $ 751,363 |
| Increase resulting from December 31, 2009 audit adjustments, net | 18,218 |
| **Net capital, as included in this report** | $ 769,581 |

## SCHEDULE II

## UOB KAY HIAN (U.S.) INC.

## STATEMENT REGARDING SEC RULE 15c3-3

## DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (ii) of that Rule.

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
UOB Kay Hian (U.S.) Inc.

In planning and performing our audit of the financial statements of UOB Kay Hian (U.S.) Inc. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
February 15, 2010

# UOB KAY HIAN (U.S.) INC.
# SECURITIES INVESTOR PROTECTION CORPORATION
# FORM SIPC-7T

## SEC FILE NO. 8-65981

## NINE MONTHS ENDED DECEMBER 31, 2009

FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

**INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION**

Board of Directors
UOB Kay Hian (U.S.) Inc.

In accordance with rule 17a-5(e) (4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the nine months ended December 31, 2009, which were agreed to by UOB Kay Hian (U.S.) Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating UOB Kay Hian (U.S.) Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). UOB Kay Hian (U.S.) Inc.'s management is responsible for UOB Kay Hian (U.S.) Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine months ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine months ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

February 15, 2010

## UOB KAY HIAN (U.S.) INC.

## SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION NINE MONTHS ENDED DECEMBER 31, 2009

| Period Covered | Date Paid | Amount |
|---|---|---|
| General assessment reconciliation for the period April 1, 2009 to December 31, 2009 | | $ 9,256.39 |
| Payment schedule: | | |
| SIPC-4 assessment | 01/01/09 | 150.00 |
| SIPC-6 | 07/20/09 | 2,735.88 |
| SIPC-7T | 02/10/10 | 6,370.51 |
| Balance due | | $ -- |

UOB KAY HIAN (U.S.) INC.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-65981

YEAR ENDED DECEMBER 31, 2009

AND

INDEPENDENT AUDITORS' REPORT



FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS